Exhibit 99.1

Mountain Province Diamonds Announces Completion of Primary Syndication of US$370M Term Loan Facility

Shares Issued and Outstanding: 135,204,550
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, March 26, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that primary syndication of the previously announced US$370M term loan facility (the "Facility") has been successfully completed.

Commenting, Mountain Province CEO Patrick Evans said: "With the completion of primary syndication the way is now clear for the finalization of the documentation and closing of the Facility."

Drawdown against the Facility is subject to funding of a cost overrun account, which is expected to be completed on closing of the previously announced C$95M rights issue on March 30, 2015. The Company's major shareholder, Mr. Dermot Desmond, has advised the Company that he intends to fully exercise his rights and has also entered into a standby agreement with the Company in terms of which he has undertaken to fully subscribe for those rights not otherwise subscribed for under the rights issue.

Mr. Evans added: "The overall project development remains on schedule for first production in H2 2016 and continues within budget."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:13e 26-MAR-15